May 27, 2005

From: James H. Watson, Jr.
Chief Executive Officer
1st Net Technologies, Inc.
1869 W. Littleton Boulevard
Littleton, Colorado 80120
To:	Mr. Mark P. Shuman
Branch Chief – Legal
Office of Computers and Online Services
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Re:	1st Net Technologies, Inc.
Preliminary Schedule 14A
Filed August 27, 2004, January 7, 2005 and January 14, 2005
Definitive Schedule 14A
Filed January 19, 2005
Revised Definitive Schedule 14A
Filed February 25, 2005
Revised Definitive Schedule 14A
Filed April 28, 2005
File No. 0-27145

Dear Mr. Shuman:

Following are the numbered comments received from your letter dated May 20, 2005. Each comment is followed by our response.

1.	We note your response to our prior comment number 4. Explain how you considered the criteria outlined in SFAS 140, paragraph 16, as part of your determination to derecognize the copier lease liability and the office lease liability. In this regard, explain how a lessor that dissolves its corporate existence and the lack of contact with the landlord since 2001 judicially releases you of your obligations.

Response

Under SFAS 140, paragraph 16, a debtor may derecognize a liability if (1) the debtor pays the creditor and is relieved of the obligation, or (2) the debtor is legally released from being the primary obligor either judicially or by the creditor.

Copier Lease

In the case of the copier lease, any obligation by 1st Net was released by the creditor. The creditor (lessor) had contacted 1st Net to pay the balance owed on the lease; however, the lease was not entered into by 1st Net but by Entrepreneur Investments (lessee), an affiliate of 1st Net. 1st Net had assumed the lease by virtue of using the copier and making some payments on the lease obligation; however, there was never a formal agreement between Entrepreneur and 1st Net, nor was there a lease between the creditor and 1st Net. Once this was conveyed to the creditor, the creditor then sent a notice to Entrepreneur for payment of the lease obligation. 1st Net, through discussions with its attorney, accepted the creditor’s notice to Entrepreneur (and the fact that 1st Net was not a party to the lease) as evidence that 1st Net had been released from any obligation under the capital lease.

Office Lease

In the case of the office lease, 1st Net determined that the obligation was judicially released through consultation with its attorney. 1st Net entered into a landlord/tenant lease for office space in which 1st Net left the space prior to the end of the lease term. The landlord (lessor) of the property sold the building approximately five months after 1st Net left the property and the purchaser made no claim since 1st Net did not enter into an estoppel agreement. The original landlord did not pursue payment of the five month vacancy for which 1st Net did not pay rentals. The new owner did not pursue 1st Net for lease payments since the new owner did not have a lease agreement with 1st Net and, therefore, there was no obligation between 1st Net and the new owner. Following the landlord’s sale of the building, 1st Net was no longer obligated under the lease due to the fact that the landlord breached the lease or otherwise terminated the lease since the landlord could no longer provide space for 1st Net. In addition, the statute of limitations as provided for under landlord/tenant has expired; therefore, there is no ability to use the courts for recovery by the lessor.

2.	We note your disclosure that you “settled certain accounts payable balances.” Explain what factors you considered when determining that these settlements were considered a troubled debt restructuring. In this regard, discuss the types of settlement agreements that you executed with the creditor. Refer to SFAS 15, paragraph 8 in your response. Clarify whether the payables were restructured or were paid off at a reduced amount and you were legally released from the obligation. See paragraph 16 of SFAS 140.

Response

1st Net settled various trade payables using two methods:

a.	1st Net, through its attorney, negotiated and entered into agreements to restructure obligations with creditors in advance of a final payment. Once an agreement was reached, 1st Net made the final payment and closed out the account.

b.	1st Net, through its attorney, contacted creditors and negotiated settlements without the preparation of a written agreement. 1st Net made the final negotiated payment and included a receipt that documented the depositing of the check constituted 1st Net’s payment in full of any balance owed to that vendor.

As a result of its settlements, 1st Net was legally released from its obligations by the creditors in accordance with SFAS 140, paragraph 16.

Also, 1st Net presented the gains recognized on the settlements as “Gain on debt restructure”; however, 1st Net did not use the term “troubled debt restructuring” in its financial statements.

3.	We note your response to our prior comment number 5. Explain in greater detail why you believe that the over-estimated restructuring liability adjustment represents a change in estimate instead of a correction of an error. Indicate why you believe you had the ability to reasonably estimate the original liability and cite the sections of EITF 94-3 and SAB 100 that supports recording the restructuring accrual when recognized. See Question 2 of SAB 100. Additionally, identify the nature of the categories of the restructuring liability that were improperly estimated and indicate the factors used in those categories to estimate the accrual. Further, tell us how those factors were subsequently reversed or changed which resulted in the reversal of the accrual. For example, if the over-accrual relates to severance, indicate the amount of severance pay or number of employees to be terminated as originally estimated compared to the actual results. Provide this analysis for each category (i.e., employee reduction, relocation of corporate headquarters, etc.) included in the liability. Provide us with the details underlying the original restructuring liability in a table format.

Response

1st Net’s restructuring liability consisted of the following:

	Original		Over-
	Liability	Liability	estimated
Category	Estimate	Reductions	Liability
Employee severance	$ 240,000	$130,043	$ 109,957
Legal and professional fees	20,000	12,500	7,500
Moving and storage	10,000	3,789	6,211
Equipment lease	35,000	-	35,000
Office lease	45,000	45,000	-

	$ 350,000	$191,332	$ 158,668

At the time the restructuring liability was recorded for the year ended December 31, 2000, the management of 1st Net believed it had the ability to reasonably estimate costs that would provide no future economic benefit based on the following:

a.	After executing its plan to restructure, relocate and cease operations, 1st Net owed severance pay to 14 terminated employees and was a party to threatened and pending litigation resulting from employees that felt they were wrongfully terminated. Management determined it was probable that the pending litigation would result in a liability and included those balances along with the severance pay to estimate the largest portion of the restructuring liability, $240,000. Based on communications with its attorney, management also estimated legal and professional fees associated with the terminations and threatened and pending litigation. Subsequently, only one employee’s lawsuit resulted in a settlement payment by 1st Net.

b.	After it had stopped making payments on an equipment lease, 1st Net received a notice from the lessor for a balance due of $35,000 over the amount accrued on 1st Net’s books.

c.	As part of its plan to relocate its corporate headquarters, 1st Net calculated the balance owed on its office lease, which it was vacating prior to the end of the lease term. In addition, management estimated moving costs for the relocation of the office from California to Colorado. The office lease accrual of $45,000 was reclassified from the restructuring liability account to a lease obligation liability account during the year ended December 31, 2001.

During the year ended December 31, 2003, 1st Net’s management determined that all costs associated with the original restructuring liability had been paid, settled with the creditor or legally released. As a result, 1st Net revised its original estimate and reversed the remaining liability.

Sincerely,
James H. Watson, Jr. Chief Executive Officer 1st Net Technologies, Inc.